Mail Stop 4561

November 1, 2007

Keith A. Jones
Chief Financial Officer
   and Vice President, Finance
PDF Solutions, Inc.
333 West San Carlos Street, Suite 700
San Jose, CA 95110

>   **Re: PDF Solutions, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Forms 8-K filed on February 6, 2007, April 26, 2007, and August 1,**
>   **2007**
>   **File No. 000-31311**

Dear Mr. Jones:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Item 1A. Risk Factors, page 11

We face operational and financial risks…, page 13

1.   We note the following risk factor disclosure: "The success of our business is subject to risks inherent in doing business internationally, including third-party

vendors that provide certain software quality assurance and other services having operations in the Middle East." Please clarify the nature of the risks posed by activities in the Middle East. More specifically, it is unclear whether you are seeking to identify a risk that you or third-party vendors may sell your products or services into U.S.-embargoed Middle Eastern countries. Tell us whether your vendor agreements contain provisions prohibiting sales of your products and services into such countries, or whether you have made other arrangements with your vendors to ensure that you do not engage in business with such countries.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 30

2.   In your discussion of the results of operations, you sometimes refer to two or more sources as components that contributed to a material change. For example, your disclosure states that the increase in software licenses revenue of $1.5 million for the year ended December 31, 2006 compared to the year ended December 31, 2005 was due to greater adoption of your software applications by new and existing customers and the addition of new software offerings as a result of the acquisition of Si Automation in October 2006. Tell us what consideration you gave to quantifying the amount of the change that was due to each of the factors or events that you identify pursuant to Section III.D of SEC Release 34-48960.

3.   Please clarify the key indicators of financial condition and operating performance that management relies upon when analyzing the financial results of the Company. In this respect, we note your disclosure on page 25 which discusses the booking rates for design-to-silicon-yield solution arrangements. We further note your discussion of gain share revenue which focuses on wafer starts and number of contracts reaching gain share thresholds. Please clarify whether management considers the booking rates, wafer starts and number of contracts reaching gain share thresholds as key performance indicators. If so, additional disclosure which quantifies and analyzes these indicators would provide an improved understanding of your financial results. We refer you to SEC Release 33-8350 (the "Release"), Sections III.B.1 and 3 which notes that you "should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company." Please indicate to the staff how you intend to comply with the Release.

Item 9A. Controls and Procedures, page 38

4.   It appears that your filing does not contain the conclusions of your principal
        executive and financial officers regarding the effectiveness of the company's
        disclosure controls and procedures as of the end of the period covered by the
        report. In this regard, we note that the certifications of your CEO and CFO filed
        as Exhibits 31.01 and 31.02 indicate that such conclusions are presented in the
        report. Please revise your filing to include the disclosure required by Item 307 of
        Regulation S-K.

Consolidated Statements of Operations, page F-4

5.   Your disclosure on page F-10 states that you classify the services from your
        software license arrangements (i.e. maintenance, consulting, installation and
        training) in the Integrated Solutions financial statement caption. Please clarify
        why you believe it is appropriate to include such services in this caption as the
        revenue generated from your integrated solutions under contract accounting
        arrangements contains both products and services and how your current
        presentation complies with Rule 5-03(1) of Regulation S-X. Please tell us how
        you considered presenting the revenue generated from your contract accounting
        arrangements as a separate caption from your other products and services revenue.

6.   Please explain your methodology and basis for separating the gain share fees from
        the integrated solution revenue caption within your statement of operations. In
        this respect, it appears that the gain share provisions are included in your
        integrated solution arrangements. Explain how you have established fair value of
        the gain share fees in order to allocate the fees for statement of operations
        presentation purposes.

Notes to Consolidated Financial Statements

Note 1. Business and Significant Accounting Policies

Revenue Recognition, page F-9

7.   We note your disclosure which states, "[o]n occasion, the Company has licensed
        its software products as a component of its fixed price integrated solutions
        implementations." Your disclosure further indicates that you account for the
        software license and related services as a separate unit of accounting in your
        integrated solutions arrangements. Please clarify the following comments with
        respect to your disclosure:

- Since your integrated solutions arrangements qualify for contract accounting, please clarify why you do not account for the <u>entire</u> arrangement fee in conformity with SOP 81-1 pursuant to paragraph 74 of SOP 97-2. In this respect, please clarify why you believe it is appropriate to allocate arrangement fee to the software license and related service elements and account for this portion of the arrangement separately from the contract accounting portion of the arrangement. In addition, please clarify whether you have established VSOE of fair value of the software elements in order to separate these elements from the other elements in the arrangement.

- If you determine that you cannot separate the software elements from the contract accounting portion of the arrangement, please clarify your accounting policy for arrangements that you are not able to establish VSOE of PCS.

- Your disclosure on page 4 indicates that your solutions contain proprietary software more frequently than "on occasion." Please clarify the nature of the software products that you are referring to on page F-9 and how it relates to the proprietary software that is disclosed on page 4 through 6 (such as the software contained in your characterization vehicle infrastructure design-for-manufacturability solutions).

8.   Your disclosure here and on page 4 indicates that you may have solutions that do not contain a software element. For example, it does not appear that your manufacturing process solution contains a software element. If this is correct, explain how you have determined that these arrangements are in the scope of SOP 81-1, as opposed to SAB Topic 13. Please clarify how you have evaluated paragraphs 11 through 15 when determining that such arrangements are in the scope of SOP 81-1.

9.   Your disclosure on page 31 states that your integrated solution contracts contain gain share provisions. Please clarify whether you account for the fees received from the gain share provisions in accordance with SOP 81-1 or SAB Topic 13. Please clarify how you have evaluated paragraphs 11 through 15 when determining whether such arrangement fees are in the scope of SOP 81-1. As part of your response, please explain your policy for allocating arrangement consideration to the gain share fees and how your policy for recognizing revenue from these fees fully complies with the guidance that you are applying. Clarify how you have evaluated whether the revenue generated from the integrated solutions fees (not including the gain share fees) are contingent on the your customers reaching the defined operational levels.

10.   Your disclosure on page F-7 of this filing and page 9 of your Form 10-Q for the six months ended June 30, 2007 states that you have recorded unbilled accounts

receivable of $7.8 and $8.4 million as of December 31, 2006 and June 30, 2007, respectively. Please clarify the nature of the unbilled accounts receivables and how you determined the receivables were collectable as of the respectively balance sheet date. In addition, clarify how you determined that the related revenue was earned prior to the time that you were able to bill for the work performed. In this respect, explain how you determined that the work performed was accepted by the customer prior to recognizing the revenue.

Forms 8-K filed on February 6, 2007, April 26, 2007, and August 1, 2007

11. We believe the non-GAAP operating statement columnar format appearing in your Forms 8-K filed on February 6, 2007, April 26, 2007, and August 1, 2007 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Reg. S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with any amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer at 202-551-3855, Chris White at 202-551-3461 or me at 202-551-3730 if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Katherine Wray at 202-551-3483.

Sincerely,

Stephen Krikorian
Accounting Branch Chief